UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DOUGLAS LAKE MINERALS INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

259676104
(CUSIP Number)

IPP GOLD LIMITED
PO Box 163, Dar es Salaam, Tanzania
Attn: Reginald Mengi

REGINALD MENGI
Plot 132 Msese Road, Kinondoni District
Dar es Salaam, Tanzania
Telephone: +255-222-211-9354
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the United States Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons     IPP GOLD LIMITED (the "Reporting Person").
I.R.S. Identification Nos. of above persons (entities only).

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [  ]
(b)     [  ]
Not applicable.

3.     SEC Use Only:

4.     Source of Funds (See Instruction):     OO.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ] Not applicable.

6.     Citizenship or Place of Organization:     Tanzania.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     133,333,333 common shares of common stock. (1)

8.     Shared Voting Power:     Nil.

9.     Sole Dispositive Power:     133,333,333 common shares of common stock. (1)

10.     Shared Dispositive Power:     Nil.

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:     133,333,333 common shares of common stock. (1)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable.

13.     Percent of Class Represented by Amount in Row (11):      61.9%.(2)

14.     Type of Reporting Person (See Instructions):     CO.

Notes:

(1)     These 133,333,333 shares are the same shares that are being reported by Reginald Mengi, the other Reporting Person. Mr. Mengi is the sole officer and director of IPP Gold Limited.

(2)     Based on 215,446,614 common shares of the Issuer's common stock issued and outstanding as of September 21, 2010.

1.     Names of Reporting Persons     REGINALD MENGI (the "Reporting Person").
I.R.S. Identification Nos. of above persons (entities only).

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [  ]
(b)     [  ]
Not applicable.

3.     SEC Use Only:

4.     Source of Funds (See Instruction):     OO.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ] Not applicable.

6.     Citizenship or Place of Organization:     Tanzania.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     133,333,333 common shares of common stock. (1)

8.     Shared Voting Power:
9.     Sole Dispositive Power:     133,333,333 common shares of common stock. (1)

10.     Shared Dispositive Power:     Nil.

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:    133,333,333 common shares of common stock. (1)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable.

13.     Percent of Class Represented by Amount in Row (11):      61.9%.(2)

14.     Type of Reporting Person (See Instructions):     IN.

Notes:

(1)     These 133,333,333 shares are the same shares that are being reported by IPP Gold Limited, the other Reporting Person. Mr. Mengi is the sole officer and director of IPP Gold Limited.

(2)     Based on 215,446,614 common shares of the Issuer's common stock issued and outstanding as of September 21, 2010.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the United States Securities Exchange Act of 1934, as amended (again, the "Act").

ITEM 1.     SECURITY AND ISSUER

This statement relates to the voting common stock, $0.001 par value, of Douglas Lake Minerals Inc., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at Suite 222, 6820 188th Street, Surrey, British Columbia V4N 3G6.

ITEM 2.     IDENTITY AND BACKGROUND

Name:

This statement is filed by IPP Gold Limited and Reginald Mengi (each, a "Reporting Person" and together, the "Reporting Persons").

Reginald Mengi is the sole officer and director of IPP Gold Limited.

Residence or Business Address:

IPP Gold Limited's address is:
PO Box 163, Dar es Salaam, Tanzania.

Mr. Mengi's address is:
Plot 132 Msese Road, Kinondoni District
Dar es Salaam, Tanzania
Present Principal Business or Occupation:

The principal business of IPP Gold Limited is the acquisition, exploration and development of resource properties of merit.

Mr. Mengi's principal occupation is that of a businessman. Mr. Mengi is self-employed. In addition, since September 21, 2010, Mr. Mengi has served as the Chairman and a director of the Issuer.

Place of Organization or Citizenship:

The IPP Gold Limited is organized as a corporation under the laws of Tanzania.

Mr. Mengi is a Tanzanian citizen.

Criminal Proceedings:

During the last five years, neither the IPP Gold Limited nor Mr. Mengi has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, neither the IPP Gold Limited nor Mr. Mengi has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 21, 2010, the Issuer's Board of Directors ratified the entering into and closing of a Mineral Property Acquisition Agreement with IPP Gold Limited (the "Agreement"), pursuant to which IPP Gold Limited formally sold to the Issuer four properties in the Handeni region of Tanzania (the "Properties").

The Agreement provided that, in order to purchase the Properties, the Issuer was obligated to, among other things, make an initial issuance of 100,000,000 of the Issuer's common shares to IPP Gold Limited, an additional 20,000,000 shares at a deemed value of $3,000,000 and an additional $2,000,000 payable in common shares of the Issuer. As such, effective on September 21, 2010, the Issuer issued 133,333,333 common shares at a deemed issuance price of $0.15 per common share (for a total deemed issuance price of $20,000,000) to IPP Gold Limited.

ITEM 4.     PURPOSE OF TRANSACTION

IPP Gold Limited acquired the beneficial ownership of the securities of the Issuer as described above in Item 3 as partial consideration for the sale of the Properties to the Issuer as described above.

Subject to all relevant securities law restrictions, IPP Gold Limited and/or Mr. Mengi may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, neither IPP Gold Limited nor Mr. Mengi has any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by IPP Gold Limited and Mr. Mengi shall not be construed as an admission that either of IPP Gold Limited or Mr. Mengi is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)     For the purposes of this statement, IPP Gold Limited and Mr. Mengi are reporting herein that, as of September 21, 2010, they were the beneficial owners of 133,333,333 common shares of the Issuer's common stock, representing approximately 61.9% of the Issuer's issued and outstanding common stock.

(b)     For the purposes of this statement, IPP Gold Limited and Mr. Mengi are reporting herein that, as of September 21, 2010, they had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 133,333,333 common shares of the Issuer' common stock, representing approximately 61.9% of the Issuer's common stock.

(c)     As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by either IPP Gold Limited or Mr. Mengi other than as disclosed herein.

(d)     As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than IPP Gold Limited or Mr. Mengi had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, neither IPP Gold Limited nor Mr. Mengi has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and neither of IPP Gold Limited nor Mr. Mengi has pledged securities of the Issuer nor are the securities of the Issuer held by either of IPP Gold Limited or Mr. Mengi subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:     Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated November 25, 2010.

/s/ Reginald Mengi________________
Reginald Mengi

IPP GOLD LIMITED

By: /s/ Reginald Mengi
Reginald Mengi
Executive Chairman

EXHIBIT A

JOINT FILING AGREEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DOUGLAS LAKE MINERALS INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

259676104
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying statement on Scheduled 13D, dated November 25, 2010, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: November 25, 2010

/s/ Reginald Mengi
Reginald Mengi

IPP GOLD LIMITED

By: /s/ Reginald Mengi
Reginald Mengi
Executive Chairman